UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

FIRSTWAY ENTERPRISES, INC.

COMMON STOCK, $0.0001 PAR VALUE

Not applicable.
CUSIP NUMBER

Russell B. Adler
12864 Biscayne Blvd.
Suite 276
Miami, FL 33181
(954) 802-0361
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS)

April 21, 2008
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

The reason for filing this amendment is to list changes in the beneficial breakout of the shareholders under Amendment No.2.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): Russell B. Adler
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 6,205,320 Shared Voting Power: 0 Sole Dispositive Power: 6,205,320 Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,205,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.8%
(14)	Type of Reporting Person: IN

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): Stuart Posner
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 12,410,640 Shared Voting Power: 0 Sole Dispositive Power: 12,410,640 Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,410,640
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11): 39.6%
(14)	Type of Reporting Person: IN

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): Scott Koch
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 6,205,320 Shared Voting Power: 0 Sole Dispositive Power: 6,205,320 Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,205,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.8%
(14)	Type of Reporting Person: IN

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only): Richard Chancis
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) (8) (9) (10)	Sole Voting Power 6,205,320 Shared Voting Power: 0 Sole Dispositive Power: 6,205,320 Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,205,320
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.8%
(14)	Type of Reporting Person: IN

ITEM 4. PURPOSE OF TRANSACTION.
This is Amendment No.3 to the original SC 13D as filed on June 12, 2007 with the Securities and Exchange Commission. Amendment No.1 disclosed a private sale to a group represented by Russell B. Adler (as filed December 17, 2007). Amendment No. 2 discloses the parties involved and percentages allotted within the group (as filed January 7, 2008). Amendment No. 3 discloses a distribution for the remaining 2% of Firstway Enterprises, Inc. outstanding shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Stuart Posner beneficially owns 12,410,640 shares of the Issuer's Common Stock. Russell Adler beneficially owns 6,205,320 shares of the Issuer's Common Stock. Scott Koch beneficially owns 6,205,320 shares of the Issuer's Common Stock. Richard Chancis beneficially owns 6,205,320 shares of the Issuer's Common Stock. The group collectively owns 99% of Firstway Enterprises, Inc. with William Tay retaining 1% of Firstway Enterprises, Inc.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Other than as described in this Schedule 13D, the Reporting Parties have no contracts, arrangements, understandings or relationships with any other persons with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: April 21, 2008
	By:	/s/ Russell B. Adler
Russell B. Adler
President and Chief Financial Officer